For immediate release

COMMITTEE TO RESTORE STOCKHOLDER VALUE HOLDS MEETING AT COMPETITIVE TECHNOLOGIES OFFICE

Augusta, GA (January 18, 2007) The Committee to Restore Stockholder Value announced today that several of their slate of Directors for the Board of Competitive Technologies, Inc. (**AMEX: CTT**) met this morning with D.J. Freed and Michael Davidson at the CTT offices in Fairfield, CT.

In conversation with Freed and Davidson, the principal officers of the company, Freed stated emphatically that "Carver (Richard B. Carver, Chairman of CTT's Board) is an idiot." In further conversation, the Committee expressed concerns over continuing significant expenditures for legal fees and proxy solicitation costs for the benefit of the entrenched Board at the expense of CTT shareholders.

Despite mounting losses of approximately $1 million per quarter, the Committee's request to review financial expenditures was refused by Freed and Davidson.

The Committee desires that fiduciary responsibility be exercised over the dwindling cash reserves. Upon taking control of CTT, the directors plan to make various significant, cost-saving financial decisions regarding CTT, including lower executive compensation payments, and stretching payments over extended periods of time. The Committee will reduce costs wherever possible. As in his past tenure at CTT, John B. Nano will align himself and the company with the shareholders' goals. The objective of Mr. Nano and the Committee is to restore shareholder value and confidence. The Committee believes that its successful track record in managing growth will return CTT to its former path of expansion and success.

Shareholders are reminded that they must vote on the BLUE proxy for the Committee's slate of Directors for the vote to count.

If a CTT shareholder is dissatisfied with the way in which the Annual Meeting on January 16, 2007 was conducted, they can register a complaint by accessing the "File Tip or Complaint" section of the Investor Information portion of the Securities and Exchange website, www.sec.gov, or send a fax to 202 772 9295.

More information on the Committee's proxy filing (DFRN14A, filed by non-management on December 26, 2006) is available at the SEC website, www.sec.gov, under company filings. Any questions can be addressed by contacting the Committee.

Contact: John Derek Elwin III
Tel: 561 789 6449
Email: restorevalue@yahoo.com